CARBON 612 CORPORATION

200 Old Country Road, Suite 610

Mineola, NY 11501-4241

July 14, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Carbon 612 Corporation

Registration Statement on Form 10

Amendment no. 4 to Form 10-12G

Filed June 9, 2011

File No. 000-53882

Ladies and Gentlemen:

We are writing in response to your letter of July 1, 2011 regarding the above-referenced filings of Carbon 612 Corporation (the “Company”, “we”, “us” or “our”). Each Staff comment and our response are below.

Overview, page 4

1.

We note your response to our prior comment 1. Please revise the first bullet point on page 4 to clarify whether you have paid UL’s fee and provided UL with the units required for further testing and what other steps you must take before obtaining UL listing.

Response:

The registration statement has been revised to clarify the present status of our relationship with UL and what other steps we must take before obtaining UL listing. Please see page 4.

XTRAX Recurring Revenue Model, page 5

2.

Please reconcile your response to prior comment 5 with the statement that “Owners of solar projects MUST register their projects in the SRP program prior to the start of construction in order to establish the project’s eligibility to earn SRECs” at http://www.njcleanenergy.com/renewable-energy/programs/solar-renewable-energycertificates- srec/new-jersey-solar-renewable-energy. Also tell us where you provided the attachment mentioned in the penultimate sentence of your response.

Response:

The Company believes that the statement referred to in the Staff’s comment, and found on the website linked to in the Staff’s comment, that, “Owners of solar projects MUST register their projects in the SRP program prior to the start of construction in order to establish the project’s eligibility to earn SRECs”, is out of date. In particular, the rule regarding registration changed in 2011. The current rule with respect to registration, as reflected on the registration program registration form, states that, “The Registrant must receive an acceptance letter from the Renewable Energy Market Manager acting on behalf of the New Jersey Board of Public Utilities (NJBPU) prior to installation completion.” This rule can be found under Section A. Qualification Requirements on the SREC Registration Program Form, available at:

http://www.njcleanenergy.com/files/file/Renewable_Programs/RE%20Forms/2011_SREC_Registration_Jan_11revform.pdf

A copy of this form is attached hereto. Further, the Company believes that it is appropriate to base its market potential on existing installations, as the Company believes that, in light of the expense of installation and the substantial opportunity cost of not properly registering a project, substantially all existing installations in New Jersey have been registered as required by New Jersey law. Attached is a comparison of RPS programs in the PJM region, prepared for the Company by a consultant, which had been inadvertently omitted from the prior response letter.

Government Subsidies and Incentives, page 10

3.

We note your response to our prior comment 8. However, this section continues to refer to subsidies and tax incentive programs encouraging the adoption of solar power, such as capital cost rebates, performance-based incentives, feed-in tariffs, tax credits and net metering. Please tell us the steps you took to determine that there were not any reported reductions or suspensions of any such programs.

Response:

A sentence has been added to the Registration Statement that recently there has been a trend towards reduction of such programs. Please see pages 11 and 15. In an effort to stay abreast of current incentives and tax treatment of solar systems, we constantly monitor industry websites such as the Solar Energy Industries Association’s website, SEIA.org, the Database of State Incentives for Renewables and Efficiency, http://dsireusa.org/ as well as individual electric utility websites, state websites and IRS.gov.

Item 7. Certain Relationships and Related Transactions…, page 26

4.

We note your response to our prior comment 9. Please revise to explain clearly each transaction with your major shareholder. For example, please address the $60,181 repayment to your parent, the $24,500 loan from the parent and $52,329 loan to your parent. Please include in your disclosure an explanation of the material terms, including the date, duration and interest rate of loans. Provide this information for the entire period required to be addressed by instruction 2 to Regulation S-K Item 404(d).

Response:

The Registration Statement has been revised to clarify that the loan and repayment amounts are aggregate amounts and do not refer to single, specific transactions. Item 404(a) of Regulation S-K requires disclosure only of transactions in which the amount involved exceeds $120,000. No single loan or repayment was greater than $120,000 and thus the Company is not required to disclose the date and amount of each specific loan and repayment. In addition, the Registration Statement has been revised to state that all loans to and from our parent company are demand loans, interest free and without any collateral or other security.  They are not evidenced by any written instrument.  We repay or make loans to our parent company when we have the cash to do so and the parent company requests that we do so.  We borrow from our parent company when we need cash and the parent company has cash to lend us.  Please see page 27.

Carbon 612 Corporation hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Carbon 612 Corporation

By: /s/ Ezra Green

      Ezra Green, CEO

cc: Jeff Cahlon -- Sichenzia Ross Friedman Ference LLP

Comparison of Renewable Portfolio Standards (RPS) Programs in PJM States

	NJ	MD	DC	PA	DE
Regulation or Legislation	N.J.A.C 14:4-8 - NJ Renewable Portfolio Standards Rules (effective April 19, 2004) A.B. 3520 (effective 7/1/2010)	HB 1308 / SB 869 (2004) SB 595 (2007) HB 375 (2008) SB 277 (5/2010)	Bill 15-747 (effective 4/12/2005) Bill 17-0492 (effective 10/6/2008)	SB 1030 (Printer's No 1973), Act 213 HB 1203 (2007) HB 2200 (2008), Act 129	SB 74 (2005) SB 19 (2007) SB 328 (2008) SB 119 (7/2010)
Geographic Eligibility	Energy shall be generated within or delivered into the PJM region. If the latter, the Energy must have been generated at a facility that commenced construction on or after January 1, 2003. Solar resources must be connected with distribution grid serving NJ.	Source must be (1) located in the PJM Region or (2) in a control area that is adjacent to the PJM Region, if the electricity is delivered into the PJM Region. Resources in states adjacent to PJM are accepted until 12/31/10. After 12/31/11 solar resources must be connected with distribution grid serving MD.	Source must be: (1) located in the PJM Region or in a state that is adjacent to the PJM Region; or (2) outside the area described in item (1) but in a control area that is adjacent to the PJM Region, if the electricity is delivered into the PJM Region. Electricity suppliers must first buy Solar RECs from sources connected to the DC distribution grid.	Sources located inside the geographical boundaries of this Commonwealth or within the service territory of any regional transmission organization that manages the transmission system in any part of this Commonwealth.	"Eligible Energy Resources" include energy resources located within or imported into the PJM region. Customer-sited resources must be located in DE.
Reporting Period	June 1st to May 31st. Compliance reports due 10/1.	January 1st to December 31st. Compliance reports due 4/1.	January 1st to December 31st. Compliance reports due 5/1.	June 1st to May 31st. Compliance reports due 9/1.	June 1st to May 31st. Compliance reports due 10/1.
Banking	RECs and SRECs can be used for compliance during the energy year in which it was generated or the following two energy years (as of the effective date of A.B. 3520)	A Renewable Energy Credit shall exist for 3 years from the date created.	A Renewable Energy Credit shall exist for 3 years from the date created.	Alternative Energy credits can be banked for compliance in either or both of the two subsequent reporting years (as of the effective date of this Act)	An unused renewable energy credit shall exist for 3 years from the date created.
Credit Multipliers	No	For generating facilities placed in service after January 1, 2004: a. 120% credits for wind Energy before 12/31/2005, and 110% credits between 1/1/2006 and 12/31/2008 b. 110% credits for Methane from landfill or sewage treatment until 12/31/2008	a). 120% credits for wind or solar Energy before 12/31/2006 b). 110% credits for wind or solar Energy between 1/1/2007 and 12/31/2009 c). 110% credits for Methane from landfill or sewage treatment until 12/31/2009	No	a). 300% credit for (1) in-state solar electric or (2) renewable fuel cells installed on or before 12/31/2014. b). 150% credit for wind energy installations sited in Delaware on or before 12/31/2012. c). 350% credit for DPL wind energy installations sited off the DE coast on or before 5/31/2017. d). 110% credit for solar or wind installations sited in Delaware for which at least 50% of the equipment or components are manufactured in Delaware or installed with a minimum 75% state workforce.
Technology - Specific Requirements (set asides)	Solar	Solar	Solar	Solar	Solar

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Comparison of Renewable Portfolio Standards (RPS) Programs in PJM States

	NJ	MD	DC	PA	DE
Class I or Tier I Renewable Energy Sources	Class I renewable sources: • solar technologies • photovoltaic technologies • wind Energy • fuel cells powered by renewable fuels • geothermal technologies • wave or tidal action • methane gas from landfills or a biomass facility, provided that the biomass is cultivated and harvested in a sustainable manner.	Tier 1 Renewable sources: (1) solar; (2) wind; (3) qualifying biomass; (4) methane from a landfill or wastewater treatment plant; (5) geothermal; (6) ocean; (7) a fuel cell powered by methane or biomass; (8) a small hydroelectric plant (less than 30 MW); (9) poultry litter incineration facilities in Maryland.	Tier 1 Renewable sources: (1) solar (including solar thermal); (2) wind; (3) qualifying biomass; (4) methane from a landfill or wastewater treatment plant; (5) geothermal; (6) ocean, including Energy from waves, tides, currents, and thermal differences; and (7) a fuel cell that produces electricity from a tier 1 renewable source under item (3) or (4) of this subsection.	Tier I alternative Energy sources: (1) Solar photovoltaic and solar thermal energy. (2) Wind power. (3) Low-impact hydropower. (4) Geothermal Energy. (5) Biologically derived methane gas. (6) Fuel cells. (7) Biomass Energy. (8) Coal mine methane.	Electricity derived from: a. solar; b. wind; c. ocean; d. geothermal; e. fuel cell powered by Renewable Fuels; f. combustion of gas from the anaerobic digestion of organic material; g. small hydroelectric facility (30 megawatts or less); h. sustainable biomass, excluding waste to energy; i. landfill methane gas;
Class II or Tier II Sources	Class II renewable sources: • resource recovery facility (subject to qualifications) • small hydro power facility (less than 30 MW)	Tier 2 Renewable sources: (1) hydroelectric power other than pump storage generation (2) thermal decomposition incineration of poultry litter (3) waste-to-Energy For (1) and (3), the facility must have existed and been operational as of January 1, 2004.	Tier 2 Renewable sources: (1) hydroelectric power other than pump storage generation (2) waste-to-Energy For Tier 2 sources, the facility must have existed and been operational as of January 1, 2004. The incineration of solid waste cannot be used to meet more than 20% of the standard for tier two renewable sources for a given year After December 31, 2012, the incineration of solid waste shall not be eligible to generate renewable Energy credits.	Tier II alternative Energy sources: (1) Waste coal. (2) Distributed generation systems. (3) Demand-side management. (4) Large-scale hydropower (including pumped storage). (5) Municipal solid waste. (6) Generation of electricity utilizing by-products of the pulping process and wood manufacturing process including bark, wood chips, sawdust and lignin in spent pulping liquors (in-state resources are now Tier 1). (7) Integrated combined coal gasification technology.	"New Renewable Generation Resources" are those in commercial operation after 12/31/1997. No more than 1% of each year's sales may come from resources that aren't New.
Alternative Compliance Payment (ACP)	Class I & II (ACP) - $50/MWh Solar (SACP) – was $300/MWh initially. For 2008/2009 it is $711/MWh, declining over eight years to $594 in 2015/16.	Tier 1 - $40 / MWh Tier 2 - $15 / MWh Solar - $400 / MWh in 2009 thru 2014, declining to $50 / MWh in 2023	Tier 1 - $50/MWh Tier 2 - $10/MWh Solar - $300/MWh in 2007 and 2008, $500/MWh in 2009 thru 2018	Tier I (except solar) and Tier II - $45 / MWh Solar – 200% of the average market value for solar RECs sold in the RTO.	$25 for 1st deficient year. $50 for 2nd deficient year. $80 for subsequent years. Solar ACP is $400, $450, and $500, respectively.

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Comparison of Renewable Portfolio Standards (RPS) Programs in PJM States

	NJ				MD			DC			PA			DE		
Beneficiary of ACP	ACP's fund renewable energy projects through the Clean Energy Program. SACP's will be refunded to ratepayers as a result of A.B. 3520.				MD Strategic Energy Investment Fund, to be used to support the creation of Tier 1 and solar sources in the state.			DC Renewable Energy Development Fund, to be used to support the creation of new solar sources in the District.			PA's Sustainable Energy Funds, to fund projects that increase electric Energy generated from alternative Energy resources.			Delaware Green Energy Fund		
Solar Requirements	Solar REC Requirement (see below) is stated in % through 2009/10, and GWhs thereafter. Solar ACP Schedule: 08/09 – $711 12/13 – $641 09/10 – $693 13/14 – $625 10/11 – $675 14/15 – $609 11/12 – $658 15/16 – $594				Solar REC Requirement: 2007 – 0.000% 2015 – 0.400% 2008 – 0.005% 2016 – 0.500% 2009 – 0.010% 2017 – 0.550% 2010 – 0.025% 2018 – 0.900% 2011 – 0.050% 2019 – 1.200% 2012 – 0.100% 2020 – 1.500% 2013 – 0.200% 2021 – 1.850% 2014 – 0.300% 2022 – 2.000%			Solar REC Requirement: 2007 – 0.005% 2015 – 0.170% 2008 – 0.011% 2016 – 0.210% 2009 – 0.019% 2017 – 0.250% 2010 – 0.028% 2018 – 0.300% 2011 – 0.040% 2019 – 0.350% 2012 – 0.070% 2020 – 0.400% 2013 – 0.100% 2014 – 0.130%			Solar requirement: 06/07 – .0013% 13/14 – .0840% 07/08 – .0030% 14/15 – .1440% 08/09 – .0063% 15/16 – .2500% 09/10 – .0120% 16/17 – .2933% 10/11 – .0203% 17/18 – .3400% 11/12 – .0325% 18/19 – .3900% 12/13 – .0510% 19/20 – .4433% 20/21 – .5000%			Solar requirement is included in Total requirement.		
RPS Percentages	Solar	Class I	Class II	Total	Tier I (incl solar)	Tier 2	Total	Tier 1	Tier 2	Total (w/o solar)	Tier I (incl solar)	Tier II	Total	n/a	Solar	Total (incl solar)
2004, or 04/05	0.010	0.740	2.5	3.25%												
2005, or 05/06	0.017	0.983	2.5	3.5%												
2006, or 06/07	0.0393	2.037	2.5	4.5763%	1.0%	2.5%	3.5%				1.5%	4.2%	5.7%			
2007, or 07/08	0.0817	2.924	2.5	5.5057%	1.0%	2.5%	3.5%	1.5%	2.5%	4.0%	1.5%	4.2%	5.7%			2.0%
2008, or 08/09	0.160	3.840	2.5	6.5%	2.005%	2.5%	4.505%	2.0%	2.5%	4.5%	2.0%	4.2%	6.2%		0.011%	3.0%
2009, or 09/10	0.221	4.685	2.5	7.406%	2.01%	2.5%	4.51%	2.5%	2.5%	5.0%	2.5%	4.2%	6.7%		0.014%	4.0%
2010, or 10/11	306	5.492	2.5	8.297%	3.025%	2.5%	5.525%	3.0%	2.5%	5.5%	3.0%	6.2%	9.2%		0.018%	5.0%
2011, or 11/12	442	6.320	2.5	9.214%	5.0%	2.5%	7.5%	4.0%	2.5%	6.5%	3.5%	6.2%	9.7%		0.20%	7.0%
2012, or 12/13	596	7.143	2.5	10.14%	6.5%	2.5%	9.0%	5.0%	2.5%	7.5%	4.0%	6.2%	10.2%		0.40%	8.5%
2013, or 13/14	772	7.977	2.5	11.098%	8.2%	2.5%	10.7%	6.5%	2.5%	9.0%	4.5%	6.2%	10.7%		0.60%	10.0%
2014, or 14/15	965	8.807	2.5	12.072%	10.3%	2.5%	12.8%	8.0%	2.5%	10.5%	5.0%	6.2%	11.2%		0.80%	11.5%
2015, or 15/16	1150	9.649	2.5	13.077%	10.5%	2.5%	13.0%	9.5%	2.5%	12.0%	5.5%	8.2%	13.7%		1.00%	13.0%
2016, or 16/17	1357	10.485	2.5	14.103%	12.7%	2.5%	15.2%	11.5%	2.0%	13.5%	6.0%	8.2%	14.2%		1.25%	14.5%
2017, or 17/18	1591	12.325	2.5	16.158%	13.1%	2.5%	15.6%	13.5%	1.5%	15.0%	6.5%	8.2%	14.7%		1.50%	16.0%
2018, or 18/19	1858	14.175	2.5	18.247%	15.8%	2.5%	18.3%	15.5%	1.0%	16.5%	7.0%	8.2%	15.2%		1.75%	17.5%
2019, or 19/20	2164	16.029	2.5	20.365%	17.4%	0.0%	17.4%	17.5%	0.5%	18.0%	7.5%	8.2%	15.7%		2.00%	19.0%
2020, or 20/21	2518	17.880	2.5	22.5%	18.0%	0.0%	18.0%	20.0%	0.0%	20.0%	8.0%	10.0%	18.0%		2.25%	20.0%
2022, or 21/22	2928				18.7%	0.0%	18.7%								2.50%	21.0%
2023, or 22/23	3433				20.0%	0.0%	20.0%								2.75%	22.0%
2024, or 23/24	3989														3.00%	23.0%
2025, or 24/25	4610														3.25%	24.0%
2026, or 25/26	5316														3.50%	25.0%

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Comparison of Renewable Portfolio Standards (RPS) Programs in PJM States

	IL	OH	NC	MI	WV
Regulation or Legislation	Public Act 095-0481, the Illinois Power Agency Act of August 2007 PA 096-159 (Aug 2009)	SB 221 (May 2008)	SB 3 (August 2007)	Public Act 295, (October 6, 2008)	HB 203 (June 2009) HB 408 (Nov 2009) SB 350 (April 2010)
Geographic Eligibility	Eligible resources must be located in IL. If there are insufficient cost-effective in-state resources, resources can be procured from adjoining states, and if these are also not cost-effective, resources can be procured from other regions of the country.	At least 50% of the renewable energy requirement must be met by in-state facilities and the remaining 50% with resources that can be shown to be deliverable into the state.	Utilities may use unbundled RECs from out-of-state renewable energy facilities to meet up to 25% of the portfolio standard. Qualifying out-of-state facilities are (1) hydroelectric power facilities with a generation capacity up to 10 MW, or (2) renewable energy facilities placed into service on or after January 1, 2007.	Renewable energy credits used to satisfy the renewable energy standards shall be either 1) located anywhere in this state or 2) located outside of this state in the retail electric customer service territory of a utility recognized by the Michigan PSC.	Electricity must be generated from a facility located in West Virginia or in the PJM service territory
Reporting Period	June 1st to May 31st. Compliance reports due 9/1.	January 1st to December 31st. Compliance reports due 4/15.	January 1st to December 31st.	January 1st to December 31st.	January 1st to December 31st. Compliance reports due 3/31.
Banking		RECs have a lifetime of five years following their purchase or acquisition	On or after January 1, 2008 an Energy supplier can receive and accumulate RECs. Excess REC's can be applied to the next year's compliance target.		An electric utility may bank credits and use them to meet the Portfolio Standard requirement in a subsequent year.
Credit Multipliers	No	No	Triple credit for every one REC generated by the first 20 MW of a biomass facility located at a "cleanfields renewable energy demonstration park."	• Solar receives an additional 2 credits per MWh • Lesser bonuses awarded for on-peak production, storage, and using in-state labor or equipment	• One credit for each MWh of electricity from an alternative energy resource facility. • Two credits for each MWh of electricity from a renewable energy resource facility • Three credits for each MWh of electricity from a renewable energy resource facility located on a reclaimed surface mine in West Virginia

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Comparison of Renewable Portfolio Standards (RPS) Programs in PJM States

	IL	OH	NC	MI	WV
Technology - Specific Requirements (set asides)	• At least 75% of renewable energy resources must come from wind generation. • 6% of annual requirement from solar PV in compliance year 2015-2016 and thereafter	• 0.5% from solar energy resources by 12/31/2024.	• 0.2% solar by 2018 • 0.2% energy recovery from swine waste by 2018 • 900,000 MWh of electricity derived from poultry waste by 2014.	None.	None.
Renewable Energy Sources	Renewable energy resources: • wind, • solar thermal energy, photovoltaic cells and panels, • biodiesel, • crops and untreated and unadulterated organic waste biomass, • tree waste, • in-state landfill gas, • hydropower that does not involve new construction or significant expansion of hydropower dams, and • "other alternative sources of environmentally preferable energy."	Renewable Energy sources: • solar photovoltaics (PV), • solar thermal, • wind, • geothermal, • biomass, • biologically derived methane gas, • landfill gas, • certain non-treated waste biomass products, • fuel cells that generate electricity and • qualified hydroelectric facilities.	Renewable sources: • solar-electric photovoltaics, • solar thermal, • wind, • hydropower up to 10 MW, • ocean or wave energy, • biomass, • landfill gas, • waste heat from renewables, and • hydrogen derived from renewables. • energy efficiency technologies (up to 25% of requirement), including CHP systems powered by non-renewable fuels.	Eligible Renewables include: • biomass, • solar and solar thermal, • wind, • landfill gas, • water released through a dam, • waves, tides, or currents, • geothermal, • municipal solid waste Credits from Energy Optimization and Advanced Cleaner Energy Systems (defined below) can be used to satisfy up to 10% of the renewable energy requirement	Renewable Energy Resources include: • solar-electric, • solar thermal energy, • wind power, • run-of-river hydropower, geothermal energy, • fuel cells, • recycled energy • certain biomass energy and biologically-derived fuels
Alternative Energy Sources	n/a	Advanced Energy Resources include: • clean coal; • generation III advanced nuclear power; • distributed combined heat and power (CHP); • fuel cells that generate electricity; • certain solid waste conversion technologies; • and demand side management or efficiency improvements.	n/a	Energy Optimization may include: energy efficiency, load management, or energy conservation. Advanced Cleaner Energy System is any of the following: • Gasification, • industrial cogeneration, and • coal-fired facilities that capture and sequester (CCS) 85% of carbon dioxide emissions	Alternative Energy Resources include: • coal technology, • coal bed methane, • natural gas, • fuel produced by coal gasification or liquefaction • synthetic gas, • integrated gasification combined cycle technologies, • waste coal, • tire-derived fuel, • pumped storage hydro

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Comparison of Renewable Portfolio Standards (RPS) Programs in PJM States

	IL			OH			NC				MI			WV		
Alternative Compliance Payment (ACP)	For the first compliance year (June 1, 2009, to May 31, 2010) the ACP is $0.0645/kWh for ARES operating in Ameren territory and $0.0764/kWh for ARES operating in ComEd territory			REC - $45/MWh Solar – $450/MWh in 2009, $400 in 2010 and 2011, reduced by $50 every two years thereafter.			None. Recoverable costs are capped.				Not applicable for the Renewable Energy Requirement.			Compliance assessment shall equal the lesser of the following: 1. $50 per credit 2. 200% of the average market value of credits used for compliance in a given year.		
Beneficiary of ACP	Renewable Energy Resources Fund Alternative Suppliers must meet at least 50% of their renewable quota through ACPs.			Ohio Advanced Energy Fund, which provides financial support to renewable energy and energy efficiency projects within the state.			n/a				n/a			Alternative and Renewable Energy Resources Research Fund, used to award matching grants for projects relating to alternative and renewable energy resources and energy efficiency technologies.		
Solar Requirements	Yes, see below.			Yes, see below.			Yes, see below.				n/a			n/a		
RPS Percentages	Wind	Solar	Total		Solar	Total	Solar	Swine Waste	Poultry Litter (GWh)	Total			Total			Total
2008, or 08/09	1.5%		2.0%													
2009, or 09/10	3.0%		4.0%		0.004%	0.25%										
2010, or 10/11	3.75%		5.0%		0.010%	0.50%	0.02%									
2011, or 11/12	4.50%		6.0%		0.030%	1.0%	0.02%									
2012, or 12/13	5.25%	0.0035%	7.0%		0.060%	1.5%	0.07%	0.07%	170	3.0%			2%			
2013, or 13/14	6.00%	0.12%	8.0%		0.090%	2.0%	0.07%	0.07%	700	3.0%			3.33%			
2014, or 14/15	6.75%	0.27%	9.0%		0.12%	2.5%	0.07%	0.07%	900	3.0%			5%			
2015, or 15/16	7.50%	0.60%	10.0%		0.15%	3.5%	0.14%	0.14%	900	6.0%			10%			10%
2016, or 16/17	8.625%	0.69%	11.5%		0.18%	4.5%	0.14%	0.14%	900	6.0%						10%
2017, or 17/18	9.975%	0.78%	13.0%		0.22%	5.5%	0.14%	0.14%	900	6.0%						10%
2018, or 18/19	10.875%	0.87%	14.5%		0.26%	6.5%	0.20%	0.20%	900	10.0%						10%
2019, or 19/20	12.00%	0.96%	16.0%		0.30%	7.5%	0.20%	0.20%	900	10.0%						10%
2020, or 20/21	13.125%	1.05%	17.5%		0.34%	8.5%	0.20%	0.20%	900	10.0%						15%
2021, or 21/22	14.25%	1.14%	19.0%		0.38%	9.5%	0.20%	0.20%	900	12.5%						15%
2022, or 22/23	15.375%	1.23%	20.5%		0.42%	10.5%										15%
2023, or 23/24	16.50%	1.32%	22.0%		0.46%	11.5%										15%
2024, or 24/25	17.625%	1.41%	23.5%		0.50%	12.5%										15%
2025, or 25/26	18.75%	1.50%	25.0%													25%

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Comparison of Renewable Portfolio Standards (RPS) Programs in PJM States

	VA	KY	TN	IN	
Regulation or Legislation	SB 1416 (2007) HB 1994 (2009) HB 1022 (7/2010)	None.	None.	None.	
Geographic Eligibility	Electricity must be generated or purchased in Virginia or in the interconnection region of the regional transmission entity.				
Reporting Period	January 1st to December 31st.				
Banking	Excess renewable energy certificates acquired during an RPS goal period can be applied to any future RPS goal.				
Credit Multipliers	▪ Wind and solar power receive a double credit toward RPS goals. • Offshore wind receives triple credit				
Technology - Specific Requirements (set asides)	None.				
Renewable Energy Sources	Eligible energy resources: ▪ solar, • wind, ▪ geothermal, • hydropower, • wave, ▪ tidal, and ▪ biomass energy.				
Alternative Energy Sources	n/a				
Alternative Compliance Payment (ACP)	None. It is a voluntary goal.				

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pjm EIS Environmental Information Services

Comparison of Renewable Portfolio Standards (RPS) Programs in PJM States

	VA			KY			TN			IN					
Beneficiary of ACP	n/a														
Solar Requirements	n/a														
RPS Percentages			Total (% of 2007 sales)												
2008, or 08/09															
2009, or 09/10															
2010, or 10/11			4.0%												
2011, or 11/12			4.0%												
2012, or 12/13			4.0%												
2013, or 13/14			4.0%												
2014, or 14/15			4.0%												
2015, or 15/16			4.0%												
2016, or 16/17			7.0%												
2017, or 17/18			7.0%												
2018, or 18/19			7.0%												
2019, or 19/20			7.0%												
2020, or 20/21			7.0%												
2021, or 21/22			7.0%												
2022, or 22/23			12.0%												
2023, or 23/24															
2024, or 24/25															
2025, or 25/26															

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SREC Registration Program

Registration Form

Registration Form: Requirements, Instructions, Terms and Conditions

Before completing the attached SREC Registration Program (SRP) Registration Form and the related SRP Technical Worksheet, please carefully read all of the information in Sections A, B, and C below.

A. Qualification Requirements

1. The proposed system must be interconnected with the distribution system serving New Jersey (N.J.A.C. 14:8-2.9).
2. The system must be installed in accordance with requirements specified in the *New Jersey's Clean Energy Program* Solar Technical Worksheet and it must come with an owner's manual and warranty documentation.
3. Only new equipment is eligible for SRECs.
4. The system warranty must be all-inclusive for at least 5 years.
5. **The Registrant must receive an acceptance letter from the Renewable Energy Market Manager acting on behalf of the New Jersey Board of Public Utilities (NJBPU) prior to installation completion.**

B. Instructions for completing the SRP Registration Form

1. Complete all of sections A through D of the SRP registration form and all sections of the SREC Solar Technical Worksheet. All information is necessary for processing registrations. **Illegible or incomplete Registration Forms and/or Technical Worksheets will be returned to the Registrant.**
2. **All requested signatures on forms or contracts are required.**

C. Important Terms and Conditions

1. The "Registrant" is defined to be the system owner (under Section A of the SRP Registration Form).
2. The Registrant is responsible for submission of all forms and for all communications regarding this registration.
3. The Registrant must agree to an inspection of their installed solar electric system by a program representative or designated contractor. The registrant must also agree to allow the program to verify the facility's energy production for the life of the system.
4. The NJBPU reserves the right to modify or withdraw this program. Program procedures are subject to change or cancellation without notice. Accepted projects will be honored under the terms stated in the project acceptance letter.
5. Installation must comply with the host Electric Distribution Company's interconnection requirements, which are available online; these include operation/ disconnection procedures, liability/ indemnity and insurance requirements according to the size of the project. For information on interconnection, please see our web site at www.NJCleanEnergy.com or contact your EDC. Grid Supply systems must be connected to the distribution system serving New Jersey and meet the interconnection requirements of PJM Interconnect LLC.
6. The registration date will be established based upon the date that the Market Manager receives a fully compliant program registration form, not the purchase date of the equipment.
7. The registrant must comply with the installation requirements in the Solar Technical Worksheet.
8. If anything is changed between the time of registration and program inspection, an updated registration and/or Technical Worksheet must be submitted PRIOR to the program inspection.
9. Systems shall be installed according to manufacturer's instructions.
10. Portable systems are not eligible to participate in this program.
11. Information may be subject to the Open Public Records Act requirements. Aggregated information will be used in reports and evaluations, and the geographic location may be used to update GIS mapping.

Updates to the program requirements are subject to change.
For more information or updates about *New Jersey's Clean Energy Program*, please contact the NJBPU at 866-NJSMART or visit www.NJCleanEnergy.com.
All installations must comply with all applicable local, state, and federal laws, permit requirements and regulations.

Mail or hand deliver completed package to:
(Faxes and e-mails are not accepted.)

Renewable Energy Incentive Program
New Jersey's Clean Energy Program
c/o Conservation Services Group
75 Lincoln Highway, Suite 100
Iselin, NJ 08830

Revised Jan. 2011

SREC Registration Program

Registration Form

A: System Location and Site Host Contact (Where will the system be installed?)

Electric Utility Name: ____________ Account Number: ____________

Social Security Number/Federal Tax I.D. Number: ____________

Company Name (if applicable): ____________

Mr.☐ Ms☐ Dr:☐ First Name: ____________ Last Name: ____________

Daytime Phone: ____________ Fax: ____________ Email: ____________

Installation Address: ____________

City: ____________ State: ______ Zip Code: ____________

Building Type: Existing:☐ or New Construction: ☐

Mailing Address (if different): ____________

City: ____________ State: ______ Zip Code: ____________

Type: ☐Residential ☐Commercial ☐Non-Profit ☐Public School ☐School other ☐Government ☐Farm

B: System Owner (Who will own the system after it is installed?) *FILL OUT IF DIFFERENT PERSON THAN SECTION A*

Company Name: ____________ Contact Person: ____________

Social Security Number/Federal Tax I.D. Number: ____________

Mailing Address: ____________

City: ____________ State: ______ Zip Code: ____________

Daytime Phone: ____________ Fax: ____________ Email: ____________

C: Contractor / Installer

Company Name: ____________ Contact Person: ____________

Social Security Number/Federal Tax I.D. Number: ____________

Daytime Phone: ____________ Fax: ____________ Email: ____________

Address: ____________ HIC License: ☐ Yes ☐ No

City: ____________ State: ______ Zip Code: ____________

Self Installation: Yes ☐ No ☐ Installer to be determined: ☐ (Applicable for Public Sector Only)

D: Certifications

The undersigned warrants, certifies, and represents that 1) the information provided in this form is true and correct to the best of his or her knowledge; 2) if a behind-the-meter system, the annual output of the above described generating system will not exceed 100% of the host's historic annual electrical usage; 3) the Installer/Contractor will provide manuals related to the system operation and maintenance to the customer 4) the system proposed will be constructed, installed and operated in accordance with all Board rules and applicable laws, and all NJBPU policies and procedures for the SRP program; 5) the Site Host contact is the Customer of Record for the Utility Account 6) the site host contact gives permission to the NJBPU to review their electric and gas account information, both prior to installation and subsequent to installation; and 7) the Registrant realizes that certain information in their registration may be subject to the Open Public Records Act. 8) The contractor/installer has reviewed and explained the SRP Technical Worksheet to the Registrant.

System Owner	Contractor/Installer	Site Host Contact (if different from system owner)
Signature: ____________	Signature: ____________	Signature: ____________
Print Name: ____________	Print Name: ____________	Print Name ____________
Date: ____________	Date: ____________	Date: ____________

Key Contact for Public Relations Opportunities: Name: ____________ Phone: ____________

E: For BPU Use Only

System Size (kW dc): ____________

Registration Number (assigned by BPU): ____________

Revised Jan. 2011